LISBOA LEISURE, INC.
                                H 16/B, Adsulim,
                           Benaulim, Goa, India 403716
                        Telephone: (011) 91989-055-77-27
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June 15, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Susan Block

Dear Ms. Block:

     Re:  Registration Statement on Form S-1 - SEC File #333-168337

We are in receipt of your letter dated May 24, 2012 concerning comments you have regarding our registration statement on Form S-1 that we filed on May 16, 2012. We provide the following responses to your concerns:

GENERAL

1. SINCE YOU APPEAR TO QUALIFY AS AN "EMERGING GROWTH COMPANY," AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT, PLEASE DISCLOSE ON YOUR PROSPECTUS COVER PAGE THAT YOU ARE AN EMERGING GROWTH COMPANY AND REVISE YOUR PROSPECTUS TO:

     *    DESCRIBE HOW AND WHEN A COMPANY MAY LOSE EMERGING GROWTH COMPANY
          STATUS;

     * BRIEFLY DESCRIBE THE VARIOUS EXEMPTIONS THAT ARE AVAILABLE TO YOU, SUCH AS EXEMPTIONS FROM SECTION 404(B) OF THE SARBANES-OXLEY ACT OF 2002 AND SECTION 14A(A) AND (B) OF THE SECURITIES EXCHANGE ACT OF 1934; AND

     *    STATE YOUR ELECTION UNDER SECTION 107(B) OF THE JOBS ACT:

          * IF YOU HAVE ELECTED TO OPT OUT OF THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 107(B), INCLUDE A STATEMENT THAT THE ELECTION IS IRREVOCABLE; OR

          * IF YOU HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS UNDER SECTION 102(B)(1), PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, YOUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

     IN ADDITION, CONSIDER DESCRIBING THE EXTENT TO WHICH ANY OF THESE EXEMPTIONS ARE AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY.

     We have disclosed on our prospectus cover page that we are an emerging growth company, we have added a risk factor disclosing that our financial statements may not be comparable to companies that comply with public company effect dates, and have added the following disclosure in a new section of our Description of Business:

     "Because we generated less than $1 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups ("JOBS") Act.

     We will lose our emerging growth company status on the earliest occurrence of any of the following events:

     1. on the last day of any fiscal year in which we earn at least $1 billion in total annual gross revenues, which amount is adjusted for inflation every five years;

     2. on the last day of the fiscal year of the issuer following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement;

     3. on the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

     4. the date on which such issuer is deemed to be a `large accelerated filer', as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto."

     A "large accelerated filer" is an issuer that, at the end of its fiscal year, meets the following conditions:

     1. it has an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $700 million or more as of the last business day of the issuer's most recently completed second fiscal quarter;

     2. It has been subject to the requirements of section 13(a) or 15(d) of the Act for a period of at least twelve calendar months; and

     3. It has filed at least one annual report pursuant to section 13(a) or 15(d) of the Act.

     As an emerging growth company, exemptions from the following provisions are available to us:

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     1.   Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires auditor attestation of internal controls;

     2. Section 14A(a) and (b) of the Securities Exchange Act of 1934, which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation;

     3. Section 14(i) of the Exchange Act (which has not yet been implemented), which requires companies to disclose the relationship between executive compensation actually paid and the financial performance of the company;

     4. Section 953(b)(1) of the Dodd-Frank Act (which has not yet been implemented), which requires companies to disclose the ratio between the annual total compensation of the CEO and the median of the annual total compensation of all employees of the companies; and

     5. The requirement to provide certain other executive compensation disclosure under Item 402 of Regulation S-K. Instead, an emerging growth company must only comply with the more limited provisions of
          Item 402 applicable to smaller reporting companies, regardless of the issuer's size.

     Pursuant to Section 107 of the JOBS Act, an emerging growth company may choose to forgo such exemption and instead comply with the requirements that apply to an issuer that is not an emerging growth company. We have elected to maintain our status as an emerging growth company and take advantage of the JOBS Act provisions."

EXHIBIT 5.1

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1, AS WELL AS THE FILED LEGAL OPINION THAT IS AN EXHIBIT TO YOUR AMENDED REGISTRATION STATEMENT. WE FURTHER NOTE THAT THE EXHIBIT 5.1 OPINION FILED WITH YOUR LAST AMENDMENT IS DATED MAY 15, 2011. PLEASE FILE AN UPDATED OPINION, AS OF A RECENT DATE AND OF A DATE AFTER YOUR CHARTER WAS REINSTATED BY THE NEVADA SECRETARY OF STATE. PLEASE REFER GENERALLY TO OUR PRIOR COMMENT 1 IN OUR LETTER TO YOU DATED MARCH 19, 2012.

     We have filed an updated legal opinion as an exhibit to our amended registration statement that is dated May 25, 2012.


Yours truly,

LISBOA LEISURE, INC.


/s/ Maria Fernandes
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Maria Fernandes
President

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